UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170251

DIVISION OF
CORPORATION FINANCE

March 1, 2017

John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

Re: PPG Industries, Inc.
Incoming letter dated February 23, 2017

Dear Mr. Chevedden:

This is in response to your letters dated February 23, 2017 and February 26, 2017 concerning the shareholder proposal you submitted to PPG. On February 10, 2017, we issued a no-action response expressing our informal view that PPG could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Elizabeth M. Murphy
Associate Director, Legal

cc: Anne M. Foulkes
PPG Industries, Inc.
foulkes@ppg.com

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 26, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
Request for Reconsideration
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no enforcement request.

Attached is further evidence of the company intent to spread the same misinformation that was in its no action request. The attached February 6, 2017 management opposition statement just blindly assumes that in arguing that 20 shareholders have some sort of meaningful proxy access, a company can simply assume that all shares of current shareholders have been held for 3 continuous years. Like the company no action request there is absolutely no allowance for the possibility that any current shareholder sold even one share in the last 3-years.

However, on page 6 of the no action request, the company says:
"Article I, Section 1.4 of the Amended and Restated Bylaws permits an eligible shareholder of PPG, or an eligible group of 20 or fewer shareholders, owning at least 3% of PPG's outstanding common stock **continuously** for at least three years to nominate…" [emphasis added]

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

PROPOSAL 5: SHAREHOLDER PROPOSAL REQUESTING THAT THE BOARD OF DIRECTORS AMEND PPG'S PROXY ACCESS BYLAW

John Chevedden, the holder of at least 100 shares of PPG common stock, has advised us that he intends to present the shareholder proposal below for action at the Annual Meeting. The shareholder proposal and the supporting statement are presented exactly as received from the proponent in accordance with the rules of the Securities and Exchange Commission, and we disclaim any responsibility for their content.

Shareholder Proposal

Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be increased to a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to reject an aggregating shareholder because management simply needs to find one of a list of requirements lacking.

MISLEADING

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal 5

Board of Directors' Statement in Opposition to the Shareholder Proposal

The Board of Directors has carefully considered this shareholder proposal and believes that its adoption is unnecessary because PPG has already adopted a proxy access Bylaw with effective and practical provisions. "Proxy access" refers to a company bylaw that provides a means for shareholders to include shareholder-nominated director candidates in a company's proxy materials for annual meetings of shareholders. On December 10, 2015, the Board of Directors amended PPG's Bylaws to include a proxy access right which the Board believes strikes the appropriate balance between providing our shareholders with meaningful proxy access rights and protecting the interests of all shareholders and mitigating the potential for misuse by shareholders whose interests may not align with the majority of PPG's long-term shareholders. PPG's proxy access Bylaw allows a PPG shareholder or an eligible group of 20 or fewer PPG shareholders, owning at least 3% of PPG's outstanding common stock continuously for at least three years to nominate and include in PPG's proxy materials director nominees constituting up to the greater of two directors or 20% of the number of directors currently serving on the Board. A copy of PPG's Bylaws is available at http://corporate.ppg.com/Our-Company/Governance.aspx.

PPG's proxy access Bylaw limits the size of any nominating group of shareholders to 20. The Board believes that the 20 member limit meets the essential objective of proxy access by ensuring that shareholders are reasonably able to aggregate their shares in order to meet the ownership threshold. Assuming equal ownership by each shareholder, each shareholder in a group of 20 need only own 0.15% of PPG's stock. There are approximately 90 institutional shareholders holding 0.15% or more of PPG's outstanding stock. In addition, PPG's proxy access Bylaw does not impose any minimum ownership requirement on individual shareholders that may participate in an otherwise eligible group. The proposal notes that at many companies the 20 largest public pension fund shareholders would not be able to aggregate enough shares to meet the 3% ownership threshold. However, PPG's seven largest public pension fund shareholders together own approximately 1.6% of PPG's stock. These funds would only need to find the support of a few additional shareholders to meet the 3% ownership threshold. Like PPG's shareholders in general, PPG's largest pension fund shareholders currently have meaningful proxy access under PPG's current proxy access Bylaw.

PPG has discussed its proxy access Bylaw with many of its largest shareholders. Nearly all of these shareholders were supportive of PPG's current proxy access regime. Moreover, PPG's proxy access parameters, including the 20 member nominating group size limitation, are the same as those adopted by a large majority of the companies that have adopted proxy access to date and are consistent with the voting policies adopted by many large institutional investors. In fact, approximately 75% of companies that have adopted proxy access have a 20 member nominating group size limitation.

MISLEADING

The Board believes that a reasonable limitation on the size of the nominating shareholder group is important to minimize the potential for abuse by shareholders who lack a meaningful long-term interest in PPG or who wish to promote special interests that are not aligned with the interests of PPG's other shareholders. In addition, the Board believes that proxy access should be structured to minimize disruption of Board functions and to promote effective governance.

For these reasons, the Board of Directors believes that PPG has adopted a shareholder-friendly proxy access Bylaw and that adoption of the proposal is unnecessary.

Vote Required

Adoption of the shareholder proposal requesting that the Board of Directors amend its proxy access bylaw will require the affirmative vote of more than one-half of the shares present, either in person or by proxy, and entitled to vote and voting (excluding abstentions) at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE *AGAINST* THE SHAREHOLDER PROPOSAL REQUESTING THAT THE BOARD OF DIRECTORS AMEND PPG'S PROXY ACCESS BYLAW IF IT IS PROPERLY PRESENTED AT THE ANNUAL MEETING.

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
Requst for Reconsideration
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no enforcement request.

Page 7 of PPG's original no-action request says:
"Each PPG shareholder in a group of 20 would need to own only 0.15% of PPG's outstanding common stock in order to utilize the PPG Proxy Access Provisions. There currently are approximately 90 institutional shareholders holding at least 0.15% of PPG's outstanding common stock, resulting in meaningful proxy access under the PPG Proxy Access Provisions."

However, on page 6, PPG notes:
"Article I, Section 1.4 of the Amended and Restated Bylaws permits an eligible shareholder of PPG, or an eligible group of 20 or fewer shareholders, owning at least 3% of PPG's outstanding common stock **continuously** for at least three years to nominate…" [emphasis added]

The attached table shows changes in ownership for PPG's top 90 owners in the last quarter of 2016. The average change was over 26%. That's 26% in one quarter! PPG bylaws require shareholders to hold at least 3% continuously for at least three years.

Information submitted by PPG does nothing to prove that any shareholder, let alone the mythical group of 90, has held their qualifying shares "continuously" for 3-years.

Despite the burden resting on the company, the company no-action request was devoid of any analysis of the impact of the 3-year holding period on the number of eligible shares. Reference Rule 14a-8(g): "Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

Pages 7 through 9 redacted for the following reasons:
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Copyrighted Material Omitted